EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005

Net income (loss)	$3,354,453	$(3,174,818)	$(582,686)	$1,778,458	$2,778,964
Add: Fixed charges	692,179	1,580,794	2,299,941	2,310,806	1,577,432

Income (loss) available for fixed	$4,046,632	$(1,594,024)	$1,717,255	$4,089,264	$4,356,399
charges

Fixed charges:
Interest on all debt	$692,179	$1,580,794	$2,299,941	$2,310,806	$1,577,435

Total fixed charges	$692,179	$1,580,794	$2,299,941	$2,310,806	$1,577,435

Ratio of income (loss) to
fixed charges	5.85	-	-	1.77	2.76

Deficiency	$-	$(3,174,818)	(582,686)	-	-

For the years ended December 31, 2008 and 2007, earnings were insufficient to cover fixed charges by $3.2 million and $0.6 million, respectively.